SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


************************************
          In the Matter of
 Alliant Energy Corporation, et al.           CERTIFICATE
                                              PURSUANT TO
          File No. 70-9455                    RULE 24

(Public Utility Holding Company Act
              of 1935)
************************************

           This Certificate of Notification (the "Certificate") is filed by Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, Alliant Energy Resources, Inc. ("Resources"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Alliant Energy and Resources (collectively, the "Applicants") in File No. 70-9455. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated August 26, 1999 (the "Order"). The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:

a. The sales of Common Stock of Alliant Energy and the purchase price per share and the market price per share at the date of the agreement of sale.

           ANSWER:

           04/17/00       21,729 shares         $29.8040/share
           05/15/00       200,211 shares        $29.5958/share
           06/15/00       34,155 shares         $29.2682/share


      Shares shown above were issued pursuant to the Company's Shareowner Direct Plan. Shares were credited to Plan participant's accounts at the prices shown. This price represents the aggregate price of open market purchases for the investment dates.

b. The total number of shares of Alliant Energy Common Stock issued or issuable under options granted during the quarter under Alliant Energy's benefit plans or otherwise.

           ANSWER:   NONE

c. If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror.

           ANSWER:   NONE

d. The names of the guarantors and of the beneficiary of any Guaranteed Note, Alliant Energy Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

           ANSWER:

           The guarantees issued can be summarized as follows:

           Guarantor         On behalf of                               Purpose                             Nominal amounts
           ------------------------------------------------------------------------------------------------------------------

           Alliant Energy    Alliant Energy Corporate Services, Inc     Guarantee of lease payments               $7,958,074
           Alliant Energy    Cargill-Alliant                            Bulk power purchases/sales *             $27,225,000
           Alliant Energy    Various Subsidiaries                       Workers' compensation bonds, etc.         $4,552,729

                                                                        Alliant Energy total:                    $39,735,803

           * Alliant Energy is liable for 50% of total combined guarantees issued by Alliant Energy and Cargill on behalf of Cargill-Alliant.

           See EXHIBIT A attached for additional details.

e.   The amount and terms of any Debentures issued during the quarter.

           ANSWER:  NONE

f. The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under Rule 52.

           ANSWER:  NONE

g. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

           ANSWER:  NONE

h. The name, parent company, and amount invested in any new Intermediate Subsidiary, Financing Subsidiary, Energy Asset Subsidiary during the quarter.

           ANSWER:  NONE

i. A list of U-6B-2 forms (Certificate of the issuance, renewal or guarantee of a security exempted from provisions of Section 6(a)) filed with the Commission during the quarter, including the name of the filing entity and the date of filing.

           ANSWER:  NONE

j. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in jurisdictional financing transactions during the quarter.

           ANSWER: See EXHIBIT B attached.

                               S I G N A T U R E

           Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.



                    ALLIANT ENERGY CORPORATION



                    By:  /s/ Edward M. Gleason
                         ------------------------------------------------
                         Edward M. Gleason
                         Vice President-Treasurer and Corporate Secretary


EXHIBIT A

                                   Detail of the Guarantees issued during the quarter ending 06/30/00

                                                                                                  Date Of      Date of      Amount
Guarantor       On Behalf Of     Purpose                    Counterparty Name                    Guarantee   Expiration   Guaranteed
------------------------------------------------------------------------------------------------------------------------------------
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales  Pacificorp                           04/20/2000  08/06/2000  $2,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales  Los Angeles Department
                                                                of Water & Power                 04/11/2000  04/10/2001  $2,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales  Basin Electric Power
                                                                Cooperative                      04/20/2000  04/17/2000  $1,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales  Public Service Electric
                                                                & Gas Company                    05/08/2000  05/08/2001  $5,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales  Duke Energy Trading
                                                                & Marketing Co.                  05/16/2000  05/10/2001  $5,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales  Wabash Valley Power Association      05/17/2000  05/10/2001  $1,500,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales  Omaha Public Power District          06/06/2000  05/16/2001  $2,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales  El Paso Merchant Energy, LP          06/05/2000  05/25/2001  $1,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales  The Detroit Edison Company           06/06/2000  05/30/2001  $3,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales  Coral Power LLC                      06/22/2000  06/05/2001  $3,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales  Tractebel Energy                     06/15/2000  11/05/2000  $4,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales  Florida Power Corporation            06/19/2000  04/14/2001    $250,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales  Florida Power Corporation            06/16/2000  06/05/2001  $1,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales  Louisiana Generating LLC             06/19/2000  06/12/2001  $1,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales  Williams Energy Marketing
                                                                & Trading                        06/23/2000  06/12/2001  $3,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales  Louisville Gas & Electric Company    06/14/2000  09/30/2001  $2,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales  Portland General Electric Company    06/28/2000  06/28/2001  $1,000,000
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales  Oglethorpe Power Corporation         06/28/2000  06/28/2001    $500,000
                                                                                                                        ------------
Alliant Energy  Cargill-Alliant  Bulk Power Purchase/Sales                                                              $38,250,000
                                                                                                                        ============


Cargill         Cargill-Alliant  Bulk Power Purchase/Sales  Allegheny Energy Supply,LLC          06/08/2000  06/08/2001  $2,000,000
Cargill         Cargill-Alliant  Bulk Power Purchase/Sales  Associated Electric
                                                                Cooperative                      06/09/2000  06/09/2001  $2,000,000
Cargill         Cargill-Alliant  Bulk Power Purchase/Sales  California Independent
                                                                System Operator Corp.            04/27/2000  04/27/2001  $1,000,000
Cargill         Cargill-Alliant  Bulk Power Purchase/Sales  California Power Exchange
                                                                Corporation                      06/09/2000  06/09/2001  $1,000,000
Cargill         Cargill-Alliant  Bulk Power Purchase/Sales  Cinergy Services, Inc.               06/09/2000  06/09/2001  $3,000,000
Cargill         Cargill-Alliant  Bulk Power Purchase/Sales  DTE Energy Trading Inc.              04/27/2000  04/27/2001  $1,000,000
Cargill         Cargill-Alliant  Bulk Power Purchase/Sales  Minnesota Power Inc.                 04/07/2000  04/07/2001    $500,000
Cargill         Cargill-Alliant  Bulk Power Purchase/Sales  New York Power Authority             04/01/2000  04/01/2001  $1,000,000
Cargill         Cargill-Alliant  Bulk Power Purchase/Sales  PJM Interconnection LLC              04/04/2000  04/04/2001  $2,000,000
Cargill         Cargill-Alliant  Bulk Power Purchase/Sales  Reliant Energy Wholesale
                                                                Group (HL&P)                     04/07/2000  04/07/2001    $500,000
Cargill         Cargill-Alliant  Bulk Power Purchase/Sales  Tampa Electric Company               05/10/2000  05/10/2001    $200,000
Cargill         Cargill-Alliant  Bulk Power Purchase/Sales  The Energy Authority Inc.            04/27/2000  04/27/2001  $2,000,000
                                                                                                                        ------------
                                                                                                                        $16,200,000
                                                                                                                        ============

Total Cargill & Alliant Energy Combined                                                                                 $54,450,000

Alliant Energy Liability is 50% of Total Cargill & Alliant Energy Guarantees Combined                                   $27,225,000


Alliant Energy   Energys         Performance Bond           University of Wisconsin Oshkosh      05/19/2000  05/19/2001    $932,932
Alliant Energy     RMT           Performance Bond           Ford Motor Company                   04/14/2000  04/14/2001  $2,957,015
Alliant Energy     RMT           Performance Bond           Oldham County Clerk                  05/08/2000  05/08/2001    $214,000
Alliant Energy     RMT           Encroachment Permit Bond   State of Kentucky                    04/14/2000  04/14/2001      $3,500
Alliant Energy   Whiting         Blanket Bond               City of Oklahoma City                04/05/2000  04/05/2001     $25,000
Alliant Energy   Whiting         Overweight Permit          Lavaca County Commissioner           04/12/2000  04/12/2001    $100,000
Alliant Energy   Whiting         Oil & Gas Bond             State of Colorado                    05/19/2000  05/19/2001     $30,000
Alliant Energy   Whiting         Oil & Gas Bond             State of New Mexico                  05/23/2000  05/23/2001     $25,000
Alliant Energy   Whiting         Blanket Bond               State of Oklahoma                    04/09/2000  04/09/2001     $10,000
Alliant Energy   Whiting         Oil & Gas Bond             Town of Goldsby                      05/06/2000  05/06/2001     $15,000
Alliant Energy     WP&L          Performance Bond           Juneau Utility Commission            05/09/2000  05/09/2001    $143,323
Alliant Energy     WP&L          Performance Bond           Lodi Utilities                       05/01/2000  05/01/2001     $16,900
Alliant Energy     WP&L          Performance Bond           Lodi Utilities                       05/22/2000  05/22/2001     $80,059
                                                                                                                        ------------
Alliant Energy   Various         Workers'compensation                                                                    $4,552,729
                 Subsidiaries      bonds, etc.                                                                          ============

Alliant Energy   Corporate       Guarantee of Lease         Citicorp                             04/19/2000  04/19/2007  $7,958,074
                 Services

EXHIBIT B

                                         ALLIANT ENERGY CORPORATION
                                        CONSOLIDATED BALANCE SHEETS


                                                                             June 30, 2000        December 31,
ASSETS                                                                        (Unaudited)            1999
---------------------------------------------------------------------------------------------------------------
                                                                                       (in thousands)
Property, plant and equipment:
  Utility -
    Plant in service -
      Electric                                                                $5,115,907          $5,032,675
      Gas                                                                        554,600             540,874
      Other                                                                      467,956             458,547
                                                                        -----------------   -----------------
                                                                               6,138,463           6,032,096
    Less - Accumulated depreciation                                            3,205,528           3,077,459
                                                                        -----------------   -----------------
                                                                               2,932,935           2,954,637
    Construction work in progress                                                135,567             119,276
    Nuclear fuel, net of amortization                                             51,512              54,363
                                                                        -----------------   -----------------
                                                                               3,120,014           3,128,276
  Other property, plant and equipment, net of accumulated
    depreciation and amortization of $196,843 and $184,722, respectively         441,575             357,758
                                                                        -----------------   -----------------
                                                                               3,561,589           3,486,034
                                                                        -----------------   -----------------

-------------------------------------------------------------------------------------------------------------

Current assets:
  Cash and temporary cash investments                                             31,869             113,669
  Accounts receivable:
    Customer, less allowance for doubtful accounts
      of $2,759 and $2,253, respectively                                          62,676              67,299
    Unbilled utility revenues                                                     43,310              48,033
    Other, less allowance for doubtful accounts
      of $512 and $954, respectively                                              26,574              30,095
  Income tax refunds receivable                                                   32,076              14,611
  Production fuel, at average cost                                                50,862              49,657
  Materials and supplies, at average cost                                         55,454              52,440
  Gas stored underground, at average cost                                         17,573              23,151
  Regulatory assets                                                               30,225              33,439
  Prepaid gross receipts tax                                                      21,976              20,864
  Other                                                                           38,598              32,728
                                                                        -----------------   -----------------
                                                                                 411,193             485,986
                                                                        -----------------   -----------------

-------------------------------------------------------------------------------------------------------------

Investments:
  Investment in McLeodUSA Inc.                                                 1,175,449           1,123,790
  Investments in foreign entities                                                580,473             198,055
  Nuclear decommissioning trust funds                                            280,917             271,258
  Other                                                                          132,068              59,866
                                                                        -----------------   -----------------
                                                                               2,168,907           1,652,969
                                                                        -----------------   -----------------

-------------------------------------------------------------------------------------------------------------

Other assets:
  Regulatory assets                                                              253,189             263,610
  Deferred charges and other                                                     202,200             187,084
                                                                        -----------------   -----------------
                                                                                 455,389             450,694
                                                                        -----------------   -----------------

-------------------------------------------------------------------------------------------------------------

Total assets                                                                  $6,597,078          $6,075,683
                                                                        =================   =================

-------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                                  ALLIANT ENERGY CORPORATION
                                            CONSOLIDATED BALANCE SHEETS (CONTINUED)


                                                                                             June 30, 2000          December 31,
CAPITALIZATION AND LIABILITIES                                                                (Unaudited)              1999
--------------------------------------------------------------------------------------------------------------------------------
                                                                                           (in thousands, except share amounts)
Capitalization:
  Common stock - $.01 par value - authorized 200,000,000 shares;
    outstanding 79,002,896 and 78,984,014 shares, respectively                                       $790                  $790
  Additional paid-in capital                                                                      946,154               942,408
  Retained earnings                                                                               560,190               577,464
  Accumulated other comprehensive income                                                          679,194               634,903
  Shares in deferred compensation trust - 25,999 shares
    at an average cost of $29.52 per share                                                           (767)                    -
                                                                                       -------------------   -------------------
       Total common equity                                                                      2,185,561             2,155,565
                                                                                       -------------------   -------------------

  Cumulative preferred stock of subsidiaries, net                                                 113,714               113,638
  Long-term debt (excluding current portion)                                                    1,915,153             1,486,765
                                                                                       -------------------   -------------------
                                                                                                4,214,428             3,755,968
                                                                                       -------------------   -------------------

--------------------------------------------------------------------------------------------------------------------------------

Current liabilities:
  Current maturities and sinking funds                                                             65,645                54,795
  Variable rate demand bonds                                                                       55,100                55,100
  Commercial paper                                                                                407,495               374,673
  Notes payable                                                                                    42,044                50,046
  Capital lease obligations                                                                        11,481                13,321
  Accounts payable                                                                                182,571               191,149
  Accrued interest                                                                                 29,082                24,818
  Accrued taxes                                                                                    76,779                78,825
  Other                                                                                            98,061                90,898
                                                                                       -------------------   -------------------
                                                                                                  968,258               933,625
                                                                                       -------------------   -------------------

--------------------------------------------------------------------------------------------------------------------------------

Other long-term liabilities and deferred credits:
  Accumulated deferred income taxes                                                             1,058,878             1,018,482
  Accumulated deferred investment tax credits                                                      70,292                71,857
  Environmental liabilities                                                                        61,523                65,327
  Pension and other benefit obligations                                                            64,048                61,988
  Other                                                                                           159,651               168,436
                                                                                       -------------------   -------------------
                                                                                                1,414,392             1,386,090
                                                                                       -------------------   -------------------

--------------------------------------------------------------------------------------------------------------------------------

Total capitalization and liabilities                                                           $6,597,078            $6,075,683
                                                                                       ===================   ===================

--------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.